EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	2003	2002

Weighted average number of common shares outstanding	15,441,473	15,395,589

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price	39,511 (1)	15,349 (1)

Tentative number of shares for computation of fully diluted earnings per share	15,480,984	15,410,938

Loss from continuing operations	$(953,367)	$(1,008,230)
Discontinued operations	20,806	86,611
Loss before cumulative effect of accounting change	(932,561)	(921,619)
Cumulative effect of change in accounting principle	(105,777)	—
Net loss	$(1,038,338)	$(921,619)

Basic and diluted loss per common share:
Continuing operations	$(0.06)	$(0.07)
Discontinued operations	—	0.01
Cumulative effect of change in accounting principle	(0.01)	—
Net loss	$(0.07)	$(0.06)

(1)          Not used in diluted earnings per share calculations as effect would be antidilutive.